Mail Stop 4561

July 27, 2006

Jerry Keller
President, Secretary and Treasurer
Expedition Leasing, Inc.
23110 SR 54, #346
Lutz, Florida 33549

>   **Re: Expedition Leasing, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed on June 30, 2006**
>   **File No. 333-135514**

Dear Mr. Keller:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note your statement that the proposed maximum offering price in your calculation of registration fee table is based upon the most recent sales price of the common stock. We further note your statement on the cover page that selling shareholders will offer their shares at privately negotiated prices until your shares are quoted on the OTCBB. However, because there is not yet a market for your common shares you are required to price this offering. Please revise the outside front cover page of the prospectus to include the following language:

"The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

Additionally, revise throughout your document to ensure that any reference to shares being offered at market price, is revised to refer to the initial price or range at which you will sell your shares. Finally, your registration fee should be calculated based upon this initial price (or maximum price of the range). Paragraph (o) of Rule 457 does not appear applicable to your proposed transaction, as that paragraph applies to registrations of specific dollar amounts that will be obtained through sales of a fluctuating number of shares. Your offering will be of a fixed number of shares at a specified initial offering price, it appears.

Cover

2.	We note your references to the National Association of Securities Dealers OTC Bulletin Board throughout the prospectus. Please revise to refer to the "OTCBB maintained by the NASD." We also note that your statement that the OTCBB is "a regulated provider of pricing and financial information for the over-the-counter (OTC) securities market" does not appear to be a thorough description of how the OTCBB functions nor is it the type of information appropriate to be included on the cover page. Please eliminate these unnecessary details from the cover page.

Inside Cover Page

3.	Revise to provide the dealer prospectus delivery obligations pursuant to Item 502(b) of Regulation S-B.

Summary, page 1

4.	Your summary should contain a brief overview of the key aspects of your offering and balanced disclosure about your company. Please expand your disclosure to note the going concern opinion expressed by your auditors, your net loss of ($107,763) from inception through March 31, 2006, the fact that you currently have only three lease vehicles, and that $5000 of the $17,000 in rent revenues collected since inception have been from a related party. Briefly describe the nature of the three leases and disclose the percentage of your recorded revenues that have been derived from the related party lease.

Risk Factors, page 2

5.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[w]e are dependent on the creditworthiness of our customers," "[c]ertain legal matters relating to the lease contracts," and "[w]e may become subject to general vehicle related leasing laws." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, results of operations or financial condition, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

Risks Relating to Our Business

As there is a substantial doubt as to our ability … page 2

6.   Revise the subheading of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. Revise the text to state whether your cash on hand and contractually committed capital are sufficient to fund your planned operations for a period of no less than 12 months from the date of the prospectus. In a separate and prominently positioned risk factor quantify the minimum dollar amount needed to fund your anticipated operations for a minimum period of 12 months from the effective date.

We are dependent on key personnel…, page 3

7.   Revise to quantify the minimum percentage of his working time that Mr. Keller will devote to his management role as the sole officer and director of the company.

8.   As it does not appear that Mr. Keller has any experience or expertise in the management of a public company, add risk factor disclosure regarding the risks to your business and to potential investors from the fact that Mr. Keller will be responsible for both establishing and maintaining all disclosure controls and internal controls over financial reporting requirements for your business.

The market for our services is highly competitive… page 3

9.   Revise to state the "limited geographic region" within which you operate and identify your major competitors in that specific region. Revise the text to clarify that all revenues to date have been from three customers, one of whom is a related party.

We will lease to individuals and privately owned small …page 4

10.   Revise to state the make-up of your historic and current customer base.

Risks Related to An Investment in Our Securities, page 6

11.   Since you are not registering a class of securities pursuant to Section 12(g), revise
        to include a risk factor that informs stockholders that you will only be subject to
        the periodic reporting requirements of Section 15(d) which consist of Form 10-
        KSB, 10-QSB and 8-K requirements. The risk factor should state clearly that
        unless you elect to register under the Exchange Act, to which you have not
        committed, you will not be required to prepare proxy statements, be subject to the
        going private or tender offer regulations, nor will your officers, directors and
        principal stockholders be subject to short swing profit reporting or profits
        recovery provisions. Please also revise your disclosure on page 54 to provide
        clear disclosure as to your reporting obligations in response to this comment.

12.   Additionally, please add a separate risk factor that discusses the consequences to
        investors of investing in an issuer with fewer than 300 shareholders of record.
        Specifically, shareholders should be aware that as long as you continue to have
        fewer than 300 shareholders, your filing obligations may be suspended or
        terminated and that as a consequence, there may not be any legal requirement for
        the company to provide any future periodic reports, other than an annual report on
        Form 10-KSB for the fiscal year in which the registration statement is declared
        effective.

If it were determined that our previous private placements of common stock… page 8

13.   The purpose of this disclosure is unclear. Have the availability of the exemptions
        claimed been challenged by any of the investors or any regulatory agency? What
        circumstances surrounding these unregistered transactions calls into question the
        availability of the claimed exemption from registration? Why does the paragraph
        address a material risk of which the investors should be aware?

Determination of Offering Price, page 9

14.   Given comment 1 above and that there is no established public market for your
        securities, revise to state the factors considered in the determination of the initial
        offering price. Revise the statement indicating that the shares will be sold at
        "privately negotiated prices" so that the statement is limited so sales following the
        inclusion of your common stock on the OTCBB, but not the initial sales under the
        registration statement.

Selling Security Holders, page 10

15.   Revise to describe the transactions whereby the shares to be resold were issued in materially complete terms. Disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them, as well as the exemptions on which you relied for each transaction and the facts that made such exemptions available. See Item 507 of Regulation S-B.

16.   Please revise to name the natural person or persons who exercise the sole or shared voting and dispositive powers with respect to the shares to be offered for resale by Bush Ross, P.A. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. In this regard, we note your statement that Mr. Giodano is the "control person" of this entity. If he also exercises voting and/or dispositive powers with the respect to the shares to be resold, revise to so state.

17.   Please state whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. If any of them are within these categories, provide appropriate details in that respect.

Plan of Distribution

18.   Please eliminate the phrase "To our knowledge" from the second sentence on page 12, as well as the word "known" from the related heading. The information in this section should be materially complete. That information should be complete on the effective date and updated as necessary during the offering period.

Sales Pursuant to Rule 144, page 13

19.   Revise to state the number of the shares outstanding that are eligible for sale under Rule 144 as of the most recent practicable date.

Regulation M, page 13

20.   We note your disclosure that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Please revise your disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Directors, Executive Officers, Promoters and Control Persons, page 15

21.   Revise to provide disclosure regarding Mr. Keller's business experience for the
        past five year pursuant to Item 401(a)(4) of Regulation S-B. Your disclosure
        should provide information about a complete, continuous five-year period, not
        portions of that period.

Description of Securities, page 16

22.   We note your statement that the description of your capital stock is a summary
        and qualified in its entirety by the provisions of your Article of Incorporation and
        Bylaws. However, this qualification is not appropriate since investors are entitled
        to rely upon the disclosure provided in the prospectus. Please revise so that it is
        clear that the description of the securities in the prospectus is materially complete.

Description of Business, page 19

23.   We note your disclosure that you are dedicated to purchasing motor-vehicles and
        equipment, leasing them to consumers, servicing the lease contracts, and
        remarketing the vehicles and equipment upon termination of the lease. Revise to
        state the number and type of lease motor-vehicles and/or equipment you currently
        own and is subject to lease contracts. State the type of leases you currently have
        outstanding. Revise to state how you intend to acquire the vehicles and
        equipment you intend to lease. In what manner do you currently locate and
        evaluate consumers to whom you lease your vehicles/equipment? What type of
        "vast contacts" do you have in the Tampa community and how do you intend to
        finance the marketing campaigns referenced on the top of page 20?

Strategic Alliances, page 20

24.   Revise to disclose any current strategic alliances you have with credit companies,
        banks, financial institutions, or internet portals. If there are no material
        agreements of these types, why is a caption of this nature appropriate?

Competition, page 20

25.   Revise to state the competitive environment you face within the geographic
        region in which you operate (i.e., Tampa, Florida).

Major Customer, page 21

26.   We note from the footnotes to your financial statements that you have a lease with a related party. Revise your disclosure to name the related party and identify the percentage of revenues attributable to that party for all periods discussed. Discuss the percentage of both historical and contractually committed stream of total revenues that is attributable to the contract with the related party lessee.

Management's Discussion and Analysis or Plan of Operation, page 21

27.   Since you have had revenues in each of the last two fiscal years, you should provide all disclosure required by Item 303(b) of Regulation S-B. Please significantly revise this section of your prospectus to provide the required disclosures. For example, you should disclose the material aspects of your leasing arrangements and the known future trends relating to the costs and revenues associated with your outstanding lease agreements. For example, provide a readily understandable description of the "accelerated method of depreciation" that is referenced in 1(h) to your audited financial statements, and explain its effects and the differences between historical expenses and known future ones. How do known "future minimum revenues" as described in your financial statements vary from the historical results? You should provide separate disclosure regarding your results of operations of full fiscal years separate from your disclosure regarding interim periods.

28.   Also expand to discuss the underlying business events that led to the substantial variance between your estimates for depreciation and salvage value and your actual experiences with respect to leased equipment. Provide a meaningful and concrete explanation of the events that led to the impairment charge in the most recent year.

29.   Furthermore, you should revise this section to provide a meaningful discussion of your liquidity and capital resources. Disclose the current rate at which you are using capital in operations and indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. To the extent you do not have sufficient capital to fund your current operations and plans for expansion of operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.

30.   Additionally, the payment obligation under the $100,000 balloon note should be discussed in this section. The potential impact of the maturity date of this

obligation on the company's resources, liquidity position and results of operations should be addressed.

Certain Relationships and Related Transactions, page 24

31.   Revise to include disclosure regarding your employment arrangement and the shares that have been issued to Mr. Keller.

Executive Compensation

Summary Compensation Table, page 26

32.   You state that Mr. Keller is compensated $450/month for his services as your sole executive officer. All executive compensation arrangements, written or oral, must be filed as exhibits to the registration statement. If your arrangement with Mr. Keller has not already been memorialized, please summarize the material terms of this arrangement and file it as an exhibit with your next amendment.

33.   Tell us why the 20 million shares issued to Mr. McGusty are not included in this table. It appears they may have been issued for services rendered as an executive. In this regard the reference to "management services associated with our organization" fails to identify the services provided in reasonable detail.

34.   We note your inclusion of shares issued to Messrs. Keller and McGusty in the restricted stock awards column of this table. Please tell if these shares are "restricted" within the meaning of Section 83(b) of the Internal Revenue Code, which are shares that are subject to a substantial risk of forfeiture other than a condition based upon the lapse of time. If these shares are not Section 83(b) restricted securities, they should not be reported in this column. Instead, you should present in the dollar value of the share grant in the salary or bonus column, with a related footnote to identify that the share grant accounts for the applicable portion of the dollar amount in the compensation table. If the shares are "restricted" within the meaning of Section 83(b), you should provide the information specified in Instruction 2a-c to Item 402(b)(2)(iv) of Regulation S-B.

Financial Statements

Consolidated Statements of Operations, page 30

35.   We note that you have presented net loss per share on the basis of hundredths of a cent. Revise to present net loss per share rounded to the nearest whole cent only.

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

(g) Lease Receivable, page 35

36.   We note your disclosure of a lease receivable for a direct-financing lease of
        $50,440 as of December 31, 2005. Separately, we note from disclosure on page
        21 that you market your services to high-risk borrowers who have had prior credit
        problems. Tell us and disclose your accounting policies with respect to
        uncollectible lease payments receivable. Tell us where the accumulated
        allowance for uncollectible lease payments receivable is disclosed. Refer to
        paragraph 23(a)(1)(a)(ii) of SFAS No. 13.

Note 6. Future Minimum Revenues

(a) Rent Revenue – Operating Leases, page 41

37.   We note from disclosure on page 35 that your lease terms are generally five years.
        Tell us where you have disclosed the minimum future rentals in aggregate and for
        each of the succeeding five years. Refer to paragraph 16b of SFAS 13.

Where You Can Find More Information, page 54

38.   Please note that our address has changed. The Public Reference Room is now
        located at 100 F Street, NE, Room 1580, Washington, DC 20549.

Part II

Recent Sales of Unregistered Securities, page 56

39.   Revise to state the value of the consideration received for the securities issued to
        Messrs. McGusty and Keller and to Bush Ross, P.A. See Item 701(c) of
        Regulation S-B. Also, with respect to the share issuances described under the
        headings: 2006 and 2005 Common Stock Offering(s), either state the number of
        the "several" investors, or identify those investors.

Undertakings, page 58

40.   Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were
        recently amended. Revise to include all undertakings required by Item 512(g) of
        Regulation S-B, as currently in effect.

Exhibits

41.   Pursuant to Item 601(b)(10)(i)(A) of Regulation S-B, please file a copy of your lease with a related party as an exhibit to the registration statement.

Signatures, page 59

42.   Please note that Form Sb-2 requires the person(s) acting in the capacity of principal executive, principal financial and principal accounting officer to sign the registration statement. Please revise to indicate, if true, that Mr. Keller is signing in all three capacities.

<p align="center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Edgar at (202) 551-3459 or Kathleen Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (813) 223-9620
        John N. Giordano, Esq.
        Bush Ross, P.A.
        Telephone: (813) 224-9255